BET Interactive
AdNetwork

BET Interactive Advertising Network Agreement

This Advertising Network Agreement ("Agreement") is entered into by you ("you" or "Publisher") and BET Interactive, LLC ("BETI") and sets forth the terms of your participation in the BETI Ad Network that is governed by the Terms and Conditions attached hereto and incorporated herein by reference as Exhibit A

I. Publisher Information

Company Name	Sahara Media, Inc.
Address*	75 Franklin St., 2nd Floor
City*	New York
State/Province*	NY
Zip Code*	10013
Phone*	212-465-3428
Company Contact * (Name, Address, Phone Number, Email and Fax)	Tamera Reynolds Same as above treynolds@honeymag.com
Log In Name*	Honeymag
Password*	sticky
EIN*	38-371-6730
Site Name*	honeymag.com
Site URL*	www.honeymag.com
Site Description	Urban female social networking site
Unique Users / Month (minimum 100,000)	
Page Views / Month	
Impressions / Month (minimum 100,000)	

* Required

II. Banner Sizes

Please indicate the banner sizes that your website can accommodate. BETI will use this information to sell ads on your site. Please notify BETI immediately in the event of any change in this information.

Size	Yes / No
728 x 90	Yes
300 x 250	Yes
160 x 600	No
120 x 600	Yes

If there are banner types that you cannot use on your site (e.g. video, flash, etc.) please describe here: N/A

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III. Additional Terms (if any)

The parties agree that the terms and provisions set forth in Paragraph 2.16 in the attached Exhibit A (Terms and Conditions) are hereby waived.

IV. Return address

Please return the agreement to the following address:

ATTN. Alix Baudin, Vice President
BET Interactive
810 Seventh Ave. 4th Fl.
New York, NY 10019
Fax: 212 258 1099

By signing below the parties agree to execute this Agreement as of the last date indicated below

Publisher Name: Sahara Media, Inc.	BET Interactive, LLC
By: Philmore Anderson IV Authorized Representative	By: [signature] Michael Pickrum Chief Operating Officer, EVP
Name: Philmore Anderson, IV	
Title CEO	
Date: 7/2/07	Date: 7/20/2007

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BET Interactive
AdNetwork

Terms & Conditions
BET Interactive Advertising Network

This agreement ("Agreement") sets forth the terms and conditions governing the participation by a website publisher ("Publisher") in the advertising network ("Ad Network") administered by BET Interactive, LLC ("BETI").

1. BETI Rights and Obligations

1.1 Sale of Advertisements BETI shall contract with advertisers ("Advertisers") to store and place advertisements in the BETI Ad Network ("BETI Ads"). Publisher hereby grants BETI the nonexclusive right to store and serve the BETI Ads on certain website(s) owned and/or controlled by Publisher (collectively, the "Publisher Website") during the Term (defined herein) of this Agreement. For purposes of clarity, BETI shall be under no obligation to guarantee a specific number of BETI Ads or advertising impressions for placement on the Publisher Website.

1.2 Administration of Advertisements BETI shall also be responsible for (i) maintaining systems and processes to deliver the BETI Ads to the Publisher Website; (ii) providing ad tags and all operational and technical support to ensure that the BETI Ads display properly on the Publisher Website; (iii) monitoring the display of BETI Ads on the Publisher Website; and (iv) all accounting, billing, collection and other administrative matters in connection with the BETI Ads.

1.3 Reporting BETI shall provide Publisher with access to statistics and reports with respect to the BETI Ads on the Publisher Website.

1.4 User Data. BETI shall own the rights to all User Data (as defined below). Publisher shall not use the User Data without the prior written consent of BETI. For purposes of this Agreement, "User Data" shall mean any and all information and/or data which is received, stored, or processed in relation to the BETI Ads and includes, without limitation, aggregate information, click-through rates and conversions, usage and traffic data, IP addresses, transactional or financial information, account or user names, passwords, registration information, email addresses, mailing addresses, phone numbers or any other forms of personally identifiable information

1.5 Monitoring. BETI shall monitor advertising traffic and, in connection therewith, reserves the right to: (i) audit traffic measurements presented to Advertisers to adjust for activities prohibited by this Agreement; (ii) change the rotation of the BETI Ads on the Publisher Website; and/or (iii) prohibit the display of the BETI Ads on certain IP addresses.

2. Publisher Rights and Obligations.

2.1 Publisher Website. Publisher agrees that it may only place BETI Ads on Publisher Websites that are owned and/or controlled by Publisher. Publisher agrees to notify BETI in the event that the content on the Publisher Website changes significantly from the content available on the Publisher Website on the date that the Publisher signed up to participate in the BETI Ad Network

2.2 Display of BETI Ads Publisher agrees to place all BETI Ads on any page on which a BETI advertising tag is inserted such that the BETI Ads will appear above the "fold" on said page of Publisher Website. Publisher agrees to fully cooperate with BETI to ensure that BETI Ads display properly, reporting is fully functional and impressions can be accurately recorded. Publisher further agrees to cooperate with BETI in the accomplishment of any and all technical arrangements that may be required to enable the placement of advertising material, as contracted by BETI. This cooperation shall include, but not be limited to, the insertion of certain commands, designed to facilitate the placement of advertisements, into specific positions on certain pages of the Publisher Website.

2.3 Security. Publisher shall receive a password to log into a database to receive statistical information about the BETI Ads on the Publisher Website. Publisher shall be solely responsible for the security of its password and any actions taken by anyone using such password.

2.4 Restrictions. Publisher agrees not to use, or allow the use of, any deceptive, incentivized, mechanical, computerized or other artificial means of increasing the number of Users, impressions, click-thrus or any other measure of internet traffic. By way of example, without limitation, Publisher may not use or authorize others to use robots, spiders, auto-spawning browsers, auto reloading or any other method of generating artificial or fraudulent impressions. In addition, Publisher may not frame, redirect, resell, repackage, post, or otherwise redistribute any BETI Ad content from the Publisher Website or knowingly allow a third-party to scrape, crawl or otherwise compile the BETI Ad content from Publisher Website for reuse in any manner, without the prior written consent of BETI.

2.5 Artificial Traffic. In the event that Publisher has any reason to believe that the internet traffic to the Publisher Website has been or is being artificially inflated, Publisher must immediately report such activity to BETI and use its best efforts to terminate and prevent such artificial traffic inflation.

2.6 Impressions. Unless otherwise agreed to in writing by the parties, Publisher must deliver advertising impressions, whether through the BETI Ad Network or otherwise, to a minimum of 100,000 unique visitors each calendar month and hereby guarantees that it will reserve 100,000 advertising impressions each calendar month for the BETI Ads.

2.7 Cookies. Publisher understands and agrees that when a viewer views a BETI Ad, information may be stored in a cookie to provide BETI with a method of tracking viewed advertisements, provided however, that said information shall only be used within the context of ad selection and targeting advertisements to viewers. For purposes of this Agreement 'Cookies' shall mean small data files that are used to store information about a web viewer's browsing experience.

3. Payments:

3.1 Revenue Share. BETI shall pay Publisher 40% of all Net Advertising Revenue (defined herein) for advertising placed on the Publisher Website For purposes of this Agreement, "Net Advertising Revenue" shall mean all money received by BETI from Advertisers less third party commissions, fees and expenses, if any.

3.2 Timing of Payment BETI will pay Publisher within 45 days after the end of each calendar month in which Net Advertising Revenue was received. Notwithstanding the foregoing, no payment will be made for any month if the amount due to Publisher is less than $50.00. Any payment(s) not made as a result of the amount due being less than $50 00 will be carried forward and paid when the aggregate amount due equals or exceeds $50.00.

3.3 Audits. Payments will be calculated based on traffic statistics generated from the BETI adserver. In computing the amount due, BETI reserves the right to review any internal or third party audit and, in determining the amount due, edit out any source that has repeatedly clicked on a banner ad, viewed a page repeatedly or otherwise acted to inflate traffic statistics.

4. Promotions
Publisher hereby grants BETI a non-exclusive, royalty free license to use (i) a description of the Publisher Website, which shall be provided by Publisher within thirty (30) days after signing up to participate in the BETI Ad Network, and (ii) Publisher's logo, trade name, trademark or service mark, in BETI promotions and marketing materials in any and all media throughout the world

5. Term and Termination

5.1 Term. The initial term of this Agreement ("Initial Term") shall commence on the date that Publisher signs up to participate in the BETI Ad Network and continue for a period of one (1) year Upon the expiration of the Initial Term, this Agreement will automatically renew in perpetuity in 90 day increments

(each a "Renewal Term") unless one party notifies the other of its intention to not renew this Agreement at least 30 days prior to expiration of the Initial Term or any Renewal Term, as applicable.

5.2 Termination. Either party may terminate this Agreement with or without cause upon 30 days prior written notice to the other party of its desire to terminate. Notwithstanding the foregoing, termination by either party shall not relieve Publisher of its obligation to fulfill advertisements configured to run on the Publisher Website prior to the date of notice of the other party's intention to terminate this Agreement. BETI shall pay Publisher its share of Net Advertising Revenue due as of the date of termination of this Agreement, provided however, that Publisher shall forfeit such amounts if BETI terminates this Agreement due to Publisher's breach of a term or provision of this Agreement.

5.3 Survival. The provisions of this Section, Section 11 (Confidentiality), Section 7 (Representations and Warranties), and Section 6 (Ownership) shall survive the expiration or termination of this Agreement.

6. Ownership

6.1 Trademarks. Except as otherwise provided in this Agreement, neither party may use the other parties logo, trade name, trademark or service mark without the express written permission of the other party. BETI and Publisher each acknowledge and agree that nothing contained herein shall give either party any ownership interest in any logo, trade name, trademark or service mark or other intellectual property right or proprietary right of the other party.

6.2 Data. BETI or its licensors shall have full ownership of all the banner data that it serves to Publisher Website and all User Data.

7. Representations and Warranties

7.1 Mutual Representations and Warranties. Each party represents and warrants that: (i) it is a legal entity duly organized, validly existing and in good standing, (ii) it has all requisite corporate power and authority to execute, deliver and perform its obligations hereunder; (iii) it is duly licensed, authorized or qualified to do business; (iv) it will comply with all laws and regulations applicable to the performance of its obligations hereunder and will obtain all applicable permits and licenses required of it in connection with its obligations hereunder; and (v) its performance of its obligations under this Agreement will not knowingly violate any other agreement between such party and any third party.

7.2 Publisher Representations and Warranties. Publisher further represents and warrants that: (i) it has the right, power, authorization or consent to exploit the BETI Ads on the Publisher Website; and (ii) the content on Publisher Website shall not contain any material or information that is obscene, defamatory, libelous, slanderous or that violates any person's right of publicity, privacy or personality, or has otherwise resulted in any tort, injury, damage or harm to any person or infringe upon any intellectual property right or proprietary rights of any third party.

8. Disclaimer of Warranties

BETI MAKES NO WARRANTIES OF ANY KIND, EXPRESS OR IMPLIED, INCLUDING, WITHOUT LIMITATION, WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, SATISFACTORY QUALITY, AVAILABILITY OF UNITERRUPTED SERVICE, OR ANY WARRANTIES ARISING FROM A COURSE OF DEALING, COURSE OF USER OR TRADE PRACTICE WITH RESPECT TO THE BETI AD NETWORK. BETI DOES NOT WARRANT THAT THE BETI AD NETWORK, OR THE BETI ADS FROM THE BETI AD NETWORK WILL MEET OPENSYSTEMS'S REQUIREMENTS OR THAT PERFORMANCE OF THE BETI AD NETWORK OR THE BETI ADS WILL BE UNINTERRUPTED OR ERROR FREE.

9. Limitation of Liability

EXCEPT IN THE CASE OF ANY INDEMNIFICATION OBLIGATION HEREIN, NEITHER BETI NOR PUBLISHER SHALL BE LIABLE TO THE OTHER FOR ANY INDIRECT, INCIDENTAL, SPECIAL, CONSEQUENTIAL OR EXEMPLARY DAMAGES OF ANY CHARACTER, INCLUDING, WITHOUT

LIMITATION, LOST INCOME, BUSINESS INTERRUPTION, LOST REVENUE, LOST PROFITS, AND DAMAGES FOR LOSS OF GOODWILL, WHETHER BASED IN CONTRACT, TORT, OR ANY OTHER THEORY, REGARDLESS OF THE FORM IN WHICH ANY LEGAL ACTION OR EQUITABLE ACTION MAY BE BROUGHT, INCLUDING, WITHOUT LIMITATION, ANY ACTION IN TORT OR CONTRACT.

10. Indemnification

10.1 _General_ Each party agrees to indemnify, defend and hold the other, its parent, subsidiaries, affiliates, officers, directors, shareholders, managers, employees and agents harmless from and against any loss, claim, judgment, fine, penalty, action or liability (including damages, costs, expenses and reasonable attorney's fees)(collectively, "Losses"), that may arise as a result of said party's breach or alleged breach of the terms of this Agreement, including, without limitation, the representations and warranties contained herein. In addition, Publisher agrees to indemnify, defend and hold BETI, its parent, subsidiaries, affiliates, officers, directors, shareholders, managers, employees and agents harmless from and against any Losses from any claim that the content on the Publisher Website infringes in any manner any intellectual property right of any third party or contains any material or information that is obscene, defamatory, libelous, slanderous or that violates any person's right of publicity, privacy or personality, or has otherwise resulted in any tort, injury, damage or harm to any person.

10.2 _Indemnification Process_. If any action is brought against a party (the "Claimant") in which indemnity is sought from another party (the "Indemnifying Party") pursuant to the provisions of subsection 10.1 above, the Claimant shall promptly notify the Indemnifying Party in writing, specifying the nature of the action and the total monetary amount sought or other such relief sought therein. Claimant shall cooperate with the Indemnifying Party at the Indemnifying Party's expense in all reasonable respects in connection with the defense of any such action. With respect to any third-party claim for Losses, the Indemnifying Party may, upon written notice to Claimant, undertake to control and conduct all proceedings or negotiations in connection therewith, assume and control the defense thereof, provided that the Indemnifying Party will not settle any claim or action under this Section on Claimant's behalf without first obtaining Claimant's written permission, which permission may not be unreasonably withheld. Further, Claimant has the right to employ separate counsel to provide input into the defense, at Claimant's own cost.

11. Confidentiality
The terms and provisions of this Agreement and any and all other confidential business information disclosed by any party to the other, including without limitation, information concerning their respective business, policies, and plans, products, advertisers, and customers, shall be considered to be and treated by the parties as "Confidential Information" for purposes of this Agreement. Each Party agrees to maintain the other party's Confidential Information in confidence and not to use such other party's Confidential Information for any purpose other than as expressly contemplated by this Agreement. All such information disclosed shall remain the sole property of the party disclosing it, and the receiving party shall have no interest in or rights to that information except as expressly set forth in this Agreement.

12. Miscellenaous

12.1 _Entire Agreement_. This Agreement constitutes the entire understanding and agreement of the parties and supersedes all prior and contemporaneous understandings and agreements, whether written or oral, with respect to its subject matter. This Agreement may be executed in counterparts, each of which shall be deemed an original, but both of which together shall constitute one and the same instrument.

12.2 _No Waiver_. No delay or failure by either party to exercise or enforce at any time any right or provision hereof will be considered a waiver thereof. No single waiver will constitute a continuing or subsequent waiver. No waiver, modification or amendment of any provision hereof will be effective unless it is in a signed writing by the parties.

12.3 _Assignment_. Publisher shall not assign or otherwise transfer its rights and obligations under this Agreement, whether voluntarily or operation of law, without the prior written consent of BETI.

12.4 _Governing Law_ This Agreement shall be governed and construed in all respects by the laws of the District of Columbia, without regard to principles of conflict of laws. Each party hereby consents to the exclusive jurisdiction of the local and federal courts located in the District of Columbia for all disputes arising under this Agreement.

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12.5 Severability. If any provision of this Agreement or the application thereof to any party or circumstance is held to be invalid, illegal, or unenforceable in any respect, that provision to the extent permitted by law (not otherwise) shall be severed from this Agreement and shall not affect the remainder hereof, and the parties agree to substitute for such provision a valid provision which most closely approximates the intent and economic effect of such severed provision.

12.6 Relationship of the Parties. The parties to this Agreement are independent contractors and nothing contained in this Agreement shall be construed to indicate that the parties are partners, joint venturers, or co-owners or to give rise to any fiduciary relationship between the parties.

12.7 Force Majuere. Neither party shall be liable for any losses arising out of the delay or interruption of its performance of obligations under the Agreement due to any act of God, act of governmental authority, act of public enemy, terrorism, war, riot, flood, civil commotion, insurrection, severe weather conditions, unplanned system down time, or any other cause beyond the reasonable control of the party delayed.

12.8 Notices. All notices hereunder must be in writing (email is acceptable) or by facsimile with receipt confirmed by telephone, to each party's address first set forth above. In the case of BETI, a copy shall be sent to the General Counsel.